SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: November 2007

Commission File No.: 000-51581

Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)

6 Arie Regev Street,

Sappir Industrial Park, Netanya 42504, Israel

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If yes is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

EXPLANATORY NOTE

On October 25, 2007, an application was filed in the District Court of Tel Aviv by Saifun Semiconductors Ltd. and Atlantic Star Merger Sub Ltd. for confirmation of a merger arrangement between the parties. In addition, the court application includes an application for the approval of a Distribution (which will be performed as a part of and subject to the consummation of the merger agreement) in accordance with the Distribution Regulations and Section 303 to the Companies’ Law 5759-1999.

An English translation of the court application will be attached to the proxy statement to be sent to the shareholders of Saifun Semiconductors Ltd. following the court’s approval to convene a special general meeting.

A copy of the notice regarding Submission of an Application for Approval of an arrangement according to the Companies’ Regulations (Application for a Settlement or an Arrangement) 5762-2002 and regarding the Submission of an Application for Approval of a Distribution according to the Companies’ Regulations (Confirmation of a Distribution), 5761-2001 published by Saifun Semiconductors Ltd. is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2007	SAIFUN SEMICONDUCTORS LTD. By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Description
99.1	Notice dated October 25, 2007 regarding Submission of an Application for Approval of an arrangement according to the Companies' Regulations (Application for a Settlement or an Arrangement) 5762-2002 and regarding the Submission of an Application for Approval of a Distribution according to the Companies' Regulations (Confirmation of a Distribution), 5761-2001